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                      SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                         (Amendment No. __________ )(1)

                              ImmuCell Corporation
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                                (Name of Issuer)

                    Common Stock, $0.10 par value per share
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                         (Title of Class of Securities)

                                  452525 30 6
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                                 (CUSIP Number)

                               Michael F. Brigham
                            c/o ImmuCell Corporation
                               56 Evergreen Drive
                               Portland, ME 04103
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 31, 2000
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 5 Pages)
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(1)  The  remainder  of this  cover  page  shall be filled  out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(SC13D-07/99)
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

CUSIP No.452525 30 6                   13D                   Page 2 of 5 Pages
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Michael F. Brigham

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS

     PF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
               _________________________________________________________________

               7    SOLE VOTING POWER
  NUMBER OF
                    147,045 (including 68,269 shares subject to stock options
                    held by the Reporting Person, which are exercisable)
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         147,045 (including 68,269 shares subject to stock options
                    held by the Reporting Person, which are exercisable)
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     147,045 (including 68,269 shares subject to stock options
     held by the Reporting Person, which are exercisable)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.3%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  452525 30 6               13D                       Page 3 of 5 Pages
________________________________________________________________________________
Item 1.  Security and Issuer.

         Common Stock, $0.10 par value per share;
         ImmuCell Corporation
         56 Evergreen Drive
         Portland,  ME 04103
________________________________________________________________________________
Item 2.  Identity and Background.

         (a) Michael F. Brigham

         (b) c/o ImmuCell Corporation
             56 Evergreen Drive
             Portland, ME 04103

         (c) President and CEO of ImmuCell Corporation, 56 Evergreen Drive, Portland, ME 04103, an animal health biotechnology company

         (d) The Reporting Person has not been convicted in a criminal proceeding during the last five years.

         (e) The Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years.

         (f) USA
________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

         35,776 shares held by the Reporting Person were acquired in the open market and 43,000 shares were acquired upon the exercise of employee stock options, for an aggregate purchase price of $117,440 using Personal Funds. 68,269 shares are subject to stock options which are currently exercisable for an aggregate exercise price of $135,465. If any of such options are exercised, Personal Funds are intended to be used to purchase the shares subject to the stock options.
________________________________________________________________________________
Item 4.  Purpose of Transaction.

         The securities reported on this Schedule 13D were acquired for personal investment. Some of the securities represent stock options granted to the Reporting Person by the Issuer in connection with his employment as an officer of the Issuer.

         (a) The Reporting Person holds unvested options to acquire an additional 64,667 shares at exercise prices ranging from $1.3125 to $4.00 per share, which become exercisable at various times beginning June 30, 2001.

         (b) none

         (c) none

CUSIP No.  452525 30 6               13D                       Page 4 of 5 Pages
         (d) none

         (e) none

         (f) none

         (g) none

         (h) none

         (i) none

         (j) none
________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

         (a) As of the date of this Schedule 13D, the Reporting Person beneficially owned 147,045 shares (including 68,269 shares subject to vested stock options held by the Reporting Person), 5.3% of the Issuer's outstanding common stock

         (b) Reporting Person has sole power to vote and sole power to dispose of all 147,045 shares beneficially owned by him.

         (c) Options to acquire 25,000 shares of common stock at $1.046875 per share were exercised by the Reporting Person on January 2, 2001. Unexercised options as to 16,667 shares at an exercise price of $1.3125 per share became vested as of March 1, 2001, and thus were deemed to be beneficially owned by the Reporting Person 60 days prior to that date.

         (d) n/a

         (e) n/a
________________________________________________________________________________

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None, other than the employee stock options granted to the Reporting Person by the Issuer from time to time since June 25, 1993 in connection with his employment as an officer of the Issuer.
________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

         n/a
________________________________________________________________________________

CUSIP No.  452525 30 6               13D                       Page 5 of 5 Pages

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     March 8, 2001
                                        ----------------------------------------
                                                         (Date)


                                               /s/ Michael F. Brigham
                                        ----------------------------------------
                                                       (Signature)

                                                   Michael F, Brigham
                                                    President and CEO
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).



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